UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64019//March 3, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14203

In the Matter of	:	
	:	
CANADIAN MONO MINES, INC.,	:	ORDER MAKING FINDINGS AND
CARLIN RESOURCES CORP.	:	REVOKING REGISTRATIONS BY
(n/k/a CARLIN GOLD CORP.),	:	DEFAULT AS TO FIVE
CBX VENTURES, INC.	:	RESPONDENTS
(n/k/a REMSTAR RESOURCES, LTD.),	:	
CHASE RESOURCE CORP.,	:	
CHELL GROUP CORP., and	:	
CHIC BY H.I.S., INC.	:	
(n/k/a DURANGO APPAREL, INC.)	:	

     The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 24, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by February 1, 2011. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, Carlin Resources Corp. (n/k/a Carlin Gold Corp.) (Carlin), CBX Ventures Inc. (n/k/a Remstar Resources Ltd.) (CBX), Chase Resource Corp. (Chase), Chell Group Corp. (Chell), and Chic By H.I.S, Inc. (n/k/a Durango Apparel Inc.) (Chic) are in default for failing to file Answers to the OIP or to otherwise defend the proceeding.[1] See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

     Carlin (CIK No. 1017121) is a Canadian corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Carlin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on June 10, 1996, which reported a net loss of $353,483 for the year ended December 31, 2005. As of

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[1] The proceeding has ended as to Respondent Canadian Mono Mines, Inc. See Canadian Mono Mines, Inc., Exchange Act Release No. 63848 (Feb. 7, 2011).

January 21, 2011, the company's common stock (symbol CNGDF) was traded on the over-the-counter markets.

CBX (CIK No.1067422) is a British Columbia corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CBX is delinquent in its periodic filings with the Commission, having not filed an annual report since it filed a Form 20-F for the period ended July 31, 2000, which reported a net loss of $116,808 (Canadian) for the prior twelve months. As of January 21, 2011, the company's stock (symbol REMJF) was traded on the over-the-counter markets.

Chase (CIK No. 942131) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chase is delinquent in its periodic filings with the Commission, having not filed an annual report since it filed a Form 20-F for the period ended March 31, 2000, which reported a net loss of over $4.8 million (Canadian), using Canadian GAAP, for the prior twelve months.

Chell (CIK No. 797313) is a New York corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chell is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2004, which reported a net loss of $870,095 (Canadian) for the prior three months. As of January 21, 2011, the company's common stock (symbol CHEL) traded on the over-the-counter markets.

Chic (CIK No. 895519) is a delinquent Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 5, 2000, which reported a net loss of over $13.2 million for the prior thirteen weeks. On March 19, 2001, Chic filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on February 13, 2003.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. § 240.13a-16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Carlin Resources Corp. (n/k/a Carlin Gold Corp.), CBX Ventures Inc. (n/k/a Remstar Resources Ltd.), Chase Resource Corp., Chell Group Corp., and Chic By H.I.S, Inc. (n/k/a Durango Apparel Inc.) are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge